United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of April 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. PAYMENT OF CASH DIVIDEND INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that its Board of Directors has approved the payment of a cash dividend of US$0.03 per common share of the Company, out of the profit reported in the 2023 financial statements. The dividend will be paid on April 23, 2024, to shareholders of record as of April 16, 2024. The estimated payment date of the cash dividend for holders of the Company’s Brazilian Depositary Receipts (“BDRs”) is May 6, 2024. The actual payment date and the corresponding amount of such cash dividend to be paid in Brazilian Reais to the holders of BDRs will be announced after April 23, 2024, once Banco Bradesco S.A., the depositary of the BDR program sponsored by the Company, receives the cash dividend paid to the shares backing the BDRs. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, April 5, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: April 05, 2024